UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE

Bovespa: BBDC3, BBDC4	Latibex: XBBDC	NYSE: BBD

Monday, 2/2/2004	Disclosure of 2003 Earnings

Banco Bradesco reported Net Income of R$ 2.3 billion in 2003 (equivalent to earnings per 1,000 stocks of R$ 1.45) compared to net income of R$ 2 billion registered in the same period of 2002, corresponding to an increase of 14%.

The Company’s Net Income in 2003 grew sequentially each quarter, beginning with R$ 508 million in the 1st Quarter, going to R$ 519 million in the 2nd, R$ 564 million in the 3rd, and closing the year with net income of R$ 715 million in the 4th Quarter.

As part of the Company’s strategy to add value to stockholders, it was paid (or provisioned) R$ 1,347 billion this year in interests on own capital, equivalent to 61.5% of the period adjusted net income (52.3% after deduction of Withholding Income Tax), R$ 347 million in the fourth quarter alone.

According to Mr. Márcio Artur Laurelli Cypriano, Bradesco’s CEO, the year of 2003 (Bradesco’s 60th anniversary) was marked by “strong organic growth, great effort on the incorporation of acquired institutions branches, and the conclusion of the client segmentation strategy with the creation of Bradesco Prime”.

The segments presented, this year, the following positioning:

Bradesco Corporate:
Focus – Companies with annual sales of R$ 180 million or more

In 2003 the Bradesco Corporate consolidated its segmentation process started in 1999, incorporating the Capital Markets and Structured Finance Areas, as well as reached its internationalization with a presence in the European, Latin American and Asian markets through the Euro and Asian Desks. This area has over 200 employees, managing the relationship with over 1,200 Economic Groups. According to a research conducted by the University of São Paulo, the Market considers Bradesco Corporate the most used banking structure (78% of the largest companies maintain a relationship or business with Bradesco) focused, in the opinion of these companies’ professionals, on having a close partnership relation with clients.

Bradesco Empresas:
Focus – Companies with annual sales ranging from R$ 15 million to R$ 180 million

This area began in 2002, currently comprised by 66 units placed in strategic locations all over Brazil, Bradesco Corporate makes available a large number of products and exclusive services to its clients, besides offering exclusive customer services through its 400 Relationship Managers, who manage a portfolio of 25 to 30 Economic Groups each.

Bradesco Private:
Focus – Individuals with investments over R$ 1 million

Private Banking manages relationships with high net worth clients providing them with asset management services, besides offering support for tax, legal and estate planning issues. This team has over 40 relationship managers, who coordinate the sale of a complete line of products and services for selected clients on a national basis. During 2003, in addition to organic growth of the client base and assets under management, this area incorporated the Private Banking clients of Banco Mercantil de São Paulo and BBV.

Bradesco Prime:
Focus – Individuals with minimum monthly income of R$ 4 thousand, or investments of R$ 50 thousand

This area was created in May 2003, and currently has over 140 independent branches, distributed among the main Brazilian strategic locations. These branches have an exclusive design to offer total privacy for their clients. More than 700 Relationship Managers are highly trained to offer financial advice, searching for the best solutions for their clients' needs. Bradesco Prime offers special products and services to its clients, such as specific investment funds, on-line investment consultation through the Internet, credit operations with special rates and terms, and personalized Credit/Debit Cards.

Bradesco Retail:
Focus – Individual with monthly income below R$ 4 thousand and Companies with annual sales under R$ 15 million.

With the incorporation of Banco Mercantil de São Paulo network in May and BBV Banco in September, Bradesco’s Branch Network now has over 2,600 branches and over 1,800 corporate site branches. Looking to our 13 million clients, the Bank created the Regional Manager position in 2003.The major clients of this segment receive exclusive treatment as part of Conta Gerenciada (Managed Account) product.

Finasa:
Focus – Consumer Finance

2003 was the year of strategic consolidation of all Banco Finasa’s consumer financing lines, which soon will be Bradesco main vehicle in this segment. The acquisition of Banco Zogbi, last November, complements Finasa’s product portfolio, besides bringing the expertise of high-qualified professionals in personal financing and consumer goods financing markets.

Banco Postal (“Postal Bank”):
Focus – Relationship with individuals through the Post Office Network

Partnership established at the end of 2001, which started to be implemented in the beginning of 2002, providing the inclusion of thousands of individuals in the banking industry. Over 1,100 municipalities not serviced before, now have access to Postal Bank, including Bradesco’s products and services. Over 835 accounts opened in 2003 in the Postal Bank, were responsible for 56% of total 1.5 million new accounts opened in the Bank.

Main Highlights

  Aiming to strengthen our presence in the Consumer Finance market, mainly through direct consumer credit and personal credit (consumer goods financing), Bradesco announced the purchase of Banco Zogbi, for R$ 650 million, on November 6, 2003. This operation is awaiting legal ratification by the Brazilian Central Bank;
  In order to adjust controlling, minority and preferred stockholders’ interests, the Bank has incorporated tag along rights into its bylaws whereby in the event of sale, common stocks hold by minority stockholders are guaranteed to receive 100% of the price paid for stocks part of the controlling group, and the holders of preferred stocks will receive 80% of this base price. Following the same line of implementation of Corporate Governance best practices, a Code of Corporate Ethics was implemented – a synthesis of ethical principals practiced by the Bank since its foundation, in addition to the creation of an Audit Committee, a Compliance and Internal Control Committee and a Remuneration Committee. A Disclosure Committee was also implemented aiming to assure control, uniformity, quality and transparency in all information disclosed;
  Grouping of Bradesco’s stocks, in the proportion of 10,000 (ten thousand) stocks for 1 (one), aiming to adjust the base price for stocks traded on the São Paulo Stock Exchange. Stocks will be traded now per unit, a more adequate level for both the national and international markets. The adjustment also reduces operating costs and increases the efficiency of stockholders registry system. Such grouping was legally ratified by the Brazilian Central Bank on January 6, 2004, and stockholders have until March 19, 2004, at their exclusive discretion, to adjust their positions, per share class, in groups of 10,000 through trading on the Exchange.

Loans

Loan portfolio reached R$ 54.3 billion this quarter, increasing 3.0% compared to the previous quarter. Such increase was anticipated in the Third Quarter Earnings Results Conference Call. For 2003, it posted portfolio growth of about 7%.

This quarter’s portfolio growth occurred mainly in both Bradesco Corporate (Large Corporate Segment), which grew R$ 1,428 billion, and individuals portfolio that increased R$ 893 million. These movements were partially offset by a decrease of R$ 761 million in the micro/small companies and medium companies segments.

Transactions rated from AA to C reached 91.2% of the portfolio, registering a positive performance when compared to the third quarter, when such indicator reached 90.4%.

On the other hand, PDD’s total over the Abnormal Course Portfolio, rated from D to H, indicated an index of 154.2%, which is far above the 142.1% index registered in the third quarter.

Revenues

Financial margin rose by 15.4% from R$ 3.2 billion in the third quarter of 2003 to R$ 3.6 billion in the fourth quarter, mainly due to a increase in average volume and to the impact of average interest rates amounting to R$ 180 million, to gains with securities caused by market recovery and to gains resulted from treasury transactions, that were R$ 93 million higher than last quarter, and to the positive income of R$ 195 million resulted from Latasa’s stocks sale.

Services revenues also performed well, increasing by 7.9% in the fourth quarter, increasing from R$ 1.18 billion to R$ 1.27 billion. Such increase is due to growth in the volume of transactions, expansion of client base and improvement in fee charges, highlighting revenues coming from Fund Management, Banking Accounts and Credit Cards.

Expenses

Personnel expenses fell 2.6% in the fourth quarter due to the increase of wage levels, resulted from the banking industry collective labor agreement on the amount of R$ 93 million, and the increase of labor provisions and indemnities on the amount of R$ 33 million, against the R$ 171 million referring to the collective labor agreement occurred in the third quarter, which includes the bonus (single payment) of R$ 98 million.

Administrative expenses grew 7.7% in the quarter due, mostly, to an increase in publicity and advertising expenses, in products like Hiperfundo, Show do Milhão, among others.

Funding

During the fourth quarter it was raised US$ 750 million in external markets, being US$ 500 million in subordinated debt with 10-year maturity.

Savings account deposits reached R$ 22.1 billion in the fourth quarter, an increase of 5.9% in comparison to the third quarter, representing a market share of 19.2%.

Bradesco Asset Management (BRAM) increased its assets under management by R$ 4.9 billion in the fourth quarter, ending the year with a balance of R$ 81.5 billion provided by the increment in mutual funds investments and, more specifically, in Fixed Income and Multi-Market products. The Bank currently manages the Hiperfundo, whose total assets reach R$1.4 billion, posting a car allotment per day for its holders.

According to the ranking promoted by ANBID (Brazilian Investment Bank Association), BRAM’s market share increased from 13.1% in 2001, to 14.2% in 2002 and 15.1% in 2003.

Insurance, Private Pension Plans and Saving Bonds

Bradesco Seguros Group reported Net Income of R$ 613 million in 2003, R$ 173 million in the 4th quarter.

It is important to highlight that technical provisions increased more than R$ 1.9 billion in the fourth quarter, volume that is greater than the 18.5%-growth of premium, which reached the amount of R$ 26.4 billion.

Premiums grew in health, automobile, P&C and life, due to the increase in the number of policyholders. Bradesco Saúde (Bradesco Health) continues to focus its efforts on corporate plans. In car insurance there was a general adjustment in premiums values, leading to an increase in the number of automobiles insured by the company. Additionally, Bradesco Life and Pension Plans increased its client base by more than 50,000 people, motivated by the “VGBL” and “PGBL” products sales.

Investor Relations Area

Jean Philippe Leroy – 55-11-3684.9229	Bernardo Garcia – 55-11-3684.9302

www.bradesco.com.br/ir

	2003			2002

In R$ Millions	3Q	4Q	12M	3Q	4Q	12M

Net Income	564	715	2,306	420	698	2,023
Earnings per 1,000 shares	0.36	0.45	1.45	0.29	0.49	1.42
Net BV per 1,000 shares	8.18	8.55	8.55	7.35	7.60	7.60

ROAE	19.0	23.6	18.9	17.3	29.4	19.9
ROAA	1.4	1.7	1.5	1.3	2.0	1.6

Financial Margin	3,158	3,643	12,778	3,830	2,941	11,472
Commissions and Fees	1,182	1,275	4,557	934	991	3,712
Personnel and Administrative Expenses	2,539	2,600	9,593	2,207	2,158	8,104

Total Assets	164,363	176,098	176,098	140,151	142,785	142,785
Credit Portfolio	52,776	54,336	54,336	53,599	50,801	50,801
Deposits	58,337	58,024	58,024	55,871	56,363	56,363
Subordinated Debts	3,482	4,995	4,995	2,386	3,322	3,322
Technical Reserves	24,461	26,409	26,409	16,600	19,155	19,155
Stockholders’ Equity	12,967	13,547	13,547	10,500	10,846	10,846

In %
Adjusted Financial Margin	8.2	8.8	8.5	7.2	9.9	8.3
Efficiency Ratio (*)	55.9	56.6	56.6	54.6	56.6	56.6
Expanded Combined Index	95.1	96.5	96.5	94.7	94.8	95.4
BIS Ratio
(Financial Consolidated)	18.4	19.9	19.9	15.6	17.9	17.9
(Total Consolidated)	15.9	17.2	17.2	13.7	15.8	15.8
Fixed Asset Ratio
(Financial Consolidated)	44.3	40.8	40.8	52.9	48.3	48.3
(Total Consolidated)	29.9	26.4	26.4	42.4	37.2	37.2
(*) Accumulated 12 months

Income Statement

	2003			2002

In R$ Millions	3Q	4Q	%	3Q	4Q	%

INTEREST FROM LENDING AND TRADING ACTIVITIES	7,912	7,443	(5.9)	15,811	3,084	(80.5)
Credit Operations	3,505	3,169	(9.6)	7,344	1,520	(79.3)
Leasing Operations	86	79	(8.1)	127	75	(40.9)
Securities	2,312	2,231	(3.5)	6,320	(713)	(111.3)
Financial Income on insurance, private pension
plans and savings bonds	1,335	1,412	5.8	771	1,398	81.3
Derivative financial instruments	33	9	(72.7)	(1,586)	308	(119.4)
Foreign exchange transactions	275	254	(7.6)	2,707	170	(93.7)
Compulsory deposits	366	289	(21.0)	128	326	154.7

	2003			2002

In R$ Millions	3Q	4Q	%	3Q	4Q	%

INTEREST EXPENSES	4,754	3,800	(20.1)	11,981	143	(98.8)
Funding operation	3,434	2,605	(24.1)	6,049	(5)	(100.1)
Price-level restatement and interest on
technical reserves for insurance, private
pension plans and saving bonds	761	701	(7.9)	519	979	88.6
Borrowings and on lendings	555	490	(11.7)	5,410	(834)	(115.4)
Leasing operations	4	4	-	3	3	-

FINANCIAL MARGIN	3,158	3,643	15.4	3,830	2,941	(23.2)

Provision for loan losses	603	452	(25.0)	896	579	(35.4)
GROSS INCOME FROM FINANCIAL INTERMEDIATION	2,555	3,191	24.9	2,934	2,362	(19.5)

OTHER OPERATING INCOME (EXPENSES)	(1,888)	(2,304)	22.0	(2,439)	(1,703)	30.2
Commissions and Fees	1,182	1,275	7.9	934	991	6.1
Retained insurance premiums, private pension
plans and savings bonds	3,119	3,697	18.5	2,679	3,244	21.1
Change in technical reserves for insurance,
private pension plans and savings bonds	(895)	(1,191)	33.1	(874)	(1,484)	69.8
Claims – insurance operations	(1,111)	(1,139)	2.5	(919)	(937)	2.0
Savings bonds redemptions	(252)	(255)	1.2	(180)	(169)	(6.1)

Insurance and private pension plan selling
expenses	(191)	(208)	8.9	(167)	(180)	7.8
Expenses with pension plan benefits and
redemptions	(756)	(999)	32.1	(420)	(509)	21.2
Personnel expenses	(1,306)	(1,272)	(2.6)	(1,144)	(1,047)	(8.5)
Other administrative expenses	(1,233)	(1,328)	7.7	(1,063)	(1,111)	4.5
Tax expenses	(255)	(293)	14.9	(186)	(258)	38.7
Equity in the earnings of subsidiary and
associated companies	7	31	342.9	9	33	266.7
Other Operating Income	401	224	(44.1)	732	(71)	(109.7)
Other Operating Expenses	(598)	(846)	41.5	(1,840)	(205)	(88.9)

OPERATING INCOME	667	887	33.0	495	659	33.1
NON-OPERATING INCOME	10	(74)	(840.0)	141	55	(61.0)
INCOME BEFORE TAXES AND PROFIT SHARING	677	813	20.1	636	714	12.3
PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(111)	(96)	(13.5)	(231)	5	(102.2)
MINORITY INTEREST IN SUBSIDIARIES	(2)	(2)	-	15	(21)	(240.0)
NET INCOME	564	715	26.8	420	698	66.2

	2003			2002

In R$ Millions	3Q	4Q	12M	3Q	4Q	12M

INTEREST ATTRIBUTED TO OWN CAPITAL	366	347	1,347	-	631	947
Millions of Stocks Outstanding	1,585,879	1,585,304	1,585,304	1,428,352	1,427,880	1,427,880
Net Income per 1,000 Shares	0.36	0.45	1.45	0.29	0.49	1.42

Conference Call Information:

Portuguese	English
Monday, February 2, 2004 4:30 pm (São Paulo time) 1:30 pm (New York time) Brazil: (0xx11) 3216-1490 International: (+5511) 3216-1490	Monday, February 2, 2004 2:30 pm (São Paulo time) 11:30 am (New York time) USA: (+1 973) 582-2757 International: (+1 973) 582-2757
Conference Call Codes: Bradesco

Market Indicators:

	2003			2002

In %	3Q	4Q	12M	3Q	4Q	12M

USD Comercial	1.79	(1.17)	(18.23)	36.93	(9.28)	52.27
IPCA	1.32	1.15	9.30	2.58	6.56	12.53
CDI	5.61	4.40	23.26	4.42	4.98	19.12
Final Selic Rate	20.00	16.50	16.50	18.00	25.00	25.00

USD Commercial Final rates in Reais	2.92	2.89	2.89	3.89	3.53	3.53

Macroeconomic Scenario:

In %	2004	2005	2006

IPCA	4.80	4.00	4.00
Final Selic rate	13.50	11.00	10.20
GDP	3.80	4.00	4.00

USD Commercial Final rates in Reais	3.12	3.27	3.33

The information contained in this document may include future considerations that reflect the current perception and perspectives of Banco Bradesco’s Board of Executive Officers on developments in the macroeconomic environment, sector conditions, interest rates, performance and the Bank’s financial results. Any statements, expectations, capacities, plans and conjectures contained in this document and which do not describe historical facts, such as information regarding the declaration of the payment of dividends, the future direction of operations, implementation of significant operating and financial strategies, the investment program, factors or trends which affect the financial condition, liquidity or results of operations, are future considerations of significance provided for in the “U.S. Private Securities Litigation Reform Act” of 1995 and contemplate various risks and uncertainties. There is no guarantee that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness and operating factors. Actual results could be materially different from Bradesco’s present expectations in the event of any changes to such expectations and factors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.